Exhibit 99.22

Consent of Sean Pearce

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral reserve estimates for the Peak Gold Mines and to the use of information derived from Peak Gold Mines Mineral Resources and Ore Reserve statements as at December 31, 2009, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2009 and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 26th day of March, 2010.

/s/ Sean Pearce
Name: Sean Pearce
Title: MAusIMM and Mine Superintendent for New Gold Inc.